UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Commission File Number: 001-36202

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable

PART I — REGISTRANT INFORMATION

Navigator Holdings Ltd.

Full Name of Registrant

Former Name if Applicable

10 Bressenden Place

Address of Principal Executive Office (Street and Number)

London, SW1E 5DH United Kingdom

City, State and Zip Code

PART II — RULE 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, Form N-CEN, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

Navigator Holdings Ltd. (the “Registrant”) is unable to file its Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “Report”) within the prescribed time period without unreasonable effort or expense, because the Registrant needs additional time to implement an agreement in connection with its $75.0 million credit agreement entered into in March 2019 (the “Terminal Facility”), used for the payment of project costs relating to the ethylene export marine terminal, to correct a technical inconsistency in the Terminal Facility, which has only just come to light, involving a restriction on taking affirmative action regarding the treatment of the borrower as a corporation for U.S. federal, state or local income tax purposes. As a result of such inconsistency only coming to light very recently and the work required to correct this error (which is slower than usual due to the Registrant’s employees working remotely from home during the COVID-19 pandemic), the Registrant is unable to file the Report within the prescribed time period. In accordance with Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, the Registrant will have filed the Report within fifteen calendar days following the prescribed due date in compliance with Rule 12b-25(b).

PART IV —OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Niall Nolan	N/A	+44 20 7340 4850
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Navigator Holdings Ltd.

(Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 30, 2021	By:	/s/ Niall Nolan
Name: Niall Nolan
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).